EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings per share
For the three and nine months ended October 31, 2006 and 2005

	Three Months		Nine Months
	2006	2005	2006	2005
Net earnings (loss)	$(334,350)	$(454,469)	$(199,501)	$(211,719)

Average shares outstanding	9,211,399	9,131,237	9,190,028	9,108,911
Stock options & purchase plan:
Total options & purchase plan shares	—	—	—	—
Warrants assumed converted	—	—	—	—
Assumed treasury stock buyback	—	—	—	—
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,211,399	9,131,237	9,190,028	9,108,911

Basic net earnings (loss) per share of common stock	$(0.04)	$(0.05)	$(0.02)	$(0.02)

Diluted net earnings (loss) per share of common stock	$(0.04)	$(0.05)	$(0.02)	$(0.02)

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